The information in this Preliminary Pricing Supplement is not complete and may be changed. We may not sell these Notes until the Pricing Supplement and the accompanying Prospectus (collectively, the “Offering Documents”) are delivered in final form. The Offering Documents are not an offer to sell these Notes and we are not soliciting offers to buy these Notes in any state where their offer or sale is not permitted.

Subject to Completion

PRELIMINARY PRICING SUPPLEMENT Dated May 31, 2024 Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-263376 (To Prospectus dated May 27, 2022)

UBS AG $ Floating Rate Notes linked to the Consumer Price Index due on or about December 12, 2026

The Floating Rate Notes linked to the Consumer Price Index due on or about December 12, 2026 (the “Notes”) are unsubordinated, unsecured debt obligations issued by UBS AG (“UBS” or the “Issuer”) that have a term of approximately 30 months. The Notes will pay interest periodically on each Interest Payment Date in arrears calculated using the Day Count Convention at a floating Interest Rate based on the lagging year-over-year percentage change in the Consumer Price Index, as discussed further herein (“Consumer Price Index” or “CPI”) plus a Spread of 1.700% per annum, provided that such rate will not be less than 0.000% per annum for any Interest Period. Investing in the Notes involves significant risks. Because the CPI is one measure of price inflation in the United States, the return on your Notes will depend on U.S. inflation levels, as measured by the CPI. The CPI for purposes of the Notes is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, as published on Bloomberg Page “CPURNSA” (or any successor page). Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of UBS. If UBS were to default on its payment obligations, you may not receive any amounts owed to you under the Notes and you could lose all of your investment.

Issuer:	UBS AG London Branch
Principal Amount & Denominations:	$1,000 per Note. The Notes will be issued in denominations of $1,000 per Note and any integral multiples of $1,000.
Original Offering/Issue Price:	$1,000 per Note
Pricing Date:	Expected to be June 10, 2024*
Issue Date:

Expected to be June 12, 2024*. We expect to deliver the Notes against payment on the second business day following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), trades in the secondary market generally are required to settle in one business day (T+1), unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes in the secondary market on any date prior to two business days before delivery of the Notes will be required, by virtue of the fact that each Note initially will settle in two business days (T+2), to specify alternative settlement arrangements to prevent a failed settlement of the secondary market trade.

Maturity Date:	Expected to be December 12, 2026*. The Notes are not subject to repayment at the option of any holder of the Notes or the Issuer prior to the Maturity Date.
Payment at Maturity:

100% of the Principal Amount plus any accrued and unpaid interest

Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of UBS. If UBS were to default on its payment obligations, you may not receive any amounts owed to you under the Notes and you could lose all of your investment.

Interest Payment Dates:

Monthly on the 12th calendar day of each month commencing July 12, 2024 and ending on the Maturity Date, subject to the Business Day Convention.* If an Interest Payment Date is not a Business Day, that Interest Payment Date will be deemed to occur on the following Business Day.

Interest Period:

For each Interest Payment Date, the one-month period from and including the previous Interest Payment Date (or the Issue Date in the case of the first Interest Payment Date) to and excluding such Interest Payment Date (which will also be the Maturity Date in the case of the final Interest Period).

Interest Determination Date:

For any Interest Period, the Interest Payment Date for that Interest Period. For example, July 12, 2024 is the Interest Determination Date of the CPI Percent Change with respect to the Interest Payment due and payable on July 12, 2024. On the July 2024 Interest Payment Date, the Interest Payment will be based on the year-over-year change in CPI between April 2023 and April 2024.

Interest Rate (per annum):

CPI Percent Change plus the Spread, subject to the Minimum Interest Rate.

Because Interest Payments will vary based on fluctuations in the CPI Percent Change, subject to the Minimum Interest Rate, the Notes may pay a below-market rate for an extended period of time, or even throughout the entire term of the Notes.

Consumer Price Index or CPI:

The non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, as published on Bloomberg page “CPURNSA” (or any successor page), calculated in the manner described herein under “Information About the Consumer Price Index” in this document for more information.

CPI Percent Change:	With respect to an Interest Determination Date, the per annum percentage rate based on the following formula: Final CPI Level - Initial CPI Level Initial CPI Level
Initial CPI Level:	For each Interest Period, the CPI level for the calendar month that is fifteen calendar months prior to the month of the relevant Interest Payment Date.
Final CPI Level:	For each Interest Period, the CPI level for the calendar month that is three calendar months prior to the month of the relevant Interest Payment Date.
Spread:	1.700% per annum.
Minimum Interest Rate:	0.000%
Interest Payment per Note:

On each Interest Payment Date, the Interest Payment per Note will be equal to the product of (i) the Principal Amount of $1,000 multiplied by (ii) the Interest Rate, determined in accordance with the Day Count Convention.

Business Day:

Each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in New York City generally are authorized or obligated by law, regulation or executive order to close.

Business Day Convention:

Following; Unadjusted, which means that for any Interest Payment Date (including the Maturity Date) that falls on a day that is not a Business Day, any Interest Payment due on such date will be made on the following Business Day and no adjustment will be made to the amount of such Interest Payment as a result of such postponement.

Day Count Convention:	30/360
Listing:	The Notes will not be listed or displayed on any securities exchange or electronic communications network.
CUSIP / ISIN:	90307DUC4 / US90307DUC46

* In the event that we make any changes to the expected Pricing Date and Issue Date, we may adjust the Interest Payment Dates and the Maturity Date to ensure that the stated term of the Notes remains the same.

You should carefully consider the risks described under “Risk Factors” beginning on page 2 herein relating to the Notes, dated May 27, 2022. See “Additional Information About UBS and the Notes” on page ii herein. The Notes will have the terms set forth in the accompanying prospectus, as modified by this document.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these Notes or passed upon the adequacy or accuracy of this document or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Offering of Notes	Issue Price to Public(1)		Underwriting Discount(1) (2)		Proceeds to UBS AG(2)
	Total	Per Note	Total	Per Note	Total	Per Note
Floating Rate Notes	$•	$1,000.00	$•	Up to $15.00	$•	At least $985.00

(1) Notwithstanding the underwriting discount received by one or more third‑party dealers from UBS Securities LLC described below, certain registered investment advisers or fee‑based advisory accounts unaffiliated from UBS may purchase Notes from a third‑party dealer at a purchase price of at least $985.00 per Note, and such third‑party dealer, with respect to such sales, may forgo some or all of the underwriting discount.

(2) Our affiliate, UBS Securities LLC, will receive an underwriting discount of up to $15.00 per Note sold in this offering. UBS Securities LLC intends to re‑allow the full amount of this discount to one or more third‑party dealers. Certain of such third‑party dealers may resell the Notes to other securities dealers at the issue price to the public less an underwriting discount of up to the underwriting discount received. The per Note proceeds to UBS AG indicated above represent the minimum per Note proceeds. The underwriting discount per Note may be variable and fluctuate depending on market conditions at the time UBS AG establishes its hedge on or prior to the pricing date. The total underwriting discount and proceeds to UBS AG, which will be disclosed in the final pricing supplement, will give effect to the average per Note underwriting discount and proceeds to UBS AG, respectively. See “Supplemental Plan of Distribution (Conflicts of Interest); Secondary Markets (If any)” herein.

UBS Securities LLC	UBS Investment Bank

ADDITIONAL INFORMATION ABOUT UBS AND THE NOTES

UBS has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this document relates. You should read these documents and any other documents relating to the Notes that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents for free from the SEC website at www.sec.gov. Our Central Index Key, or CIK, on the SEC website is 0001114446.

You may access the accompanying prospectus on the SEC website www.sec.gov as follows:

•Prospectus dated May 27, 2022:

http://www.sec.gov/Archives/edgar/data/1114446/000119312522162430/d632731d424b3.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries and references to “Notes” refer to the Floating Rate Notes that are offered hereby, unless the context otherwise requires. Also, references to the “accompanying prospectus” mean the UBS prospectus titled “Debt Securities and Warrants,” dated May 27, 2022.

This document, together with the documents listed above, contains the terms of the Notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including all other prior pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” herein as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors concerning an investment in the Notes.

UBS reserves the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any changes to the terms of the Notes, UBS will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case UBS may reject your offer to purchase.

If there is any inconsistency between the terms of the Notes described in the accompanying prospectus or this document, the following hierarchy will govern: first, this document; and last, the accompanying prospectus.

ii

INVESTOR CONSIDERATIONS

The Notes may be suitable for you if:

◼You seek an investment with a floating Interest Rate and are willing to invest in the Notes based on the Consumer Price Index and Spread indicated on the cover hereof.

◼You understand and are willing to accept the risks associated with the Consumer Price Index, including the risk that it may be discontinued and replaced by an alternative reference rate and the risks resulting from differences in its calculation and methodology relative to those of other potential reference interest rates.

◼You are willing to hold the Notes to maturity and accept that there may be no secondary market for the Notes.

◼You are willing to assume the credit risk of UBS for all payments under the Notes, and understand that if UBS defaults on its obligations you may not receive any amounts due to you including but not limited to any repayment of principal.

The Notes may not be suitable for you if:

◼You seek an investment with a fixed rate of interest or are unwilling to invest in the Notes based on the Consumer Price Index or Spread indicated on the cover hereof.

◼You are unable or unwilling to hold the Notes to maturity or seek an investment for which there will be an active secondary market.

◼You do not understand or are unwilling to accept the risks associated with the Consumer Price Index, including the risk that it may be discontinued and replaced by an alternative reference rate and the risks resulting from differences in its calculation and methodology relative to those of other potential reference interest rates.

◼You are unwilling to assume the credit risk of UBS for all payments under the Notes, including any repayment of principal.

The investor considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances. You are urged to consult your investment, legal, tax, accounting and other advisors and to carefully consider the suitability of an investment in the Notes in light of your particular circumstances. You should also review “Risk Factors” beginning on page 2 herein for risks related to an investment in the Notes.

RISK FACTORS

An investment in the Notes involves significant risks and the risks that apply to the Notes are summarized below. We urge you to consult your investment, legal, tax, accounting and other advisors regarding an investment in the Notes.

Risks Relating to Return Characteristics

The Interest Rate on the Notes is based, in part, on the Consumer Price Index which is a floating rate and may equal the Minimum Interest Rate

With respect to each Interest Period, your Notes will pay an interest rate per annum equal to the CPI Percent Change (which is based on lagging year-over-year percentage change in the Consumer Price Index, which we refer to as the CPI Percent Change) plus the Spread as determined on the applicable Interest Determination Date, provided that this rate will not be less than the Minimum Interest Rate. If the CPI decreases over this period by an amount that offsets or more than offsets the Spread, which is likely to occur when there is deflation, the Interest Rate for such Interest Period will be equal to the Minimum Interest Rate. If the Interest Rate for an Interest Period is equal to the Minimum Interest Rate, no interest will be payable with respect to that Interest Period. Accordingly, if the CPI Percent Change on the Interest Determination Dates for some or all of the Interest Periods offsets or more than offsets the Spread, you may not receive any Interest Payments for an extended period over the term of the Notes. It is impossible to predict whether the CPI Percent Change will rise or fall or the amount of interest payable on the Notes. The per annum Interest Rate determined for each Interest Period is applicable only to that period; Interest Payments for any other Interest Period will vary.

Variations in the Interest Rate on the Notes from one Interest Period to the next may be significant.

The Interest Rate applicable to any Interest Period will be based on the percentage change in the level of the CPI measured over the one-year period ending three months prior to the month of that Interest Payment Date. This method of measuring the CPI Percent Change may be more volatile than alternative methods that could have been used, such as a comparison of the average level of the CPI in one year to the average level of the CPI in another year. Moreover, unlike the measure of inflation used by the Federal Reserve in setting monetary policy, the CPI includes particularly volatile elements such as food and energy items. If the prices of these items fluctuate dramatically year-over-year, they may also cause the CPI to experience significant fluctuations. For example, if the price of gasoline falls dramatically from one February to the next, the level of the CPI may similarly decline.

The yield on the Notes may be lower than the yield on a standard debt security of comparable maturity.

The Interest Rate on the Notes will vary depending on changes in the level of the CPI and may be as low as the Minimum Interest Rate for any Interest Period. Accordingly, the Interest Rate applicable to any Interest Period may be less than that which would be payable on a similar conventional debt security of comparable maturity.

The repayment of principal applies only at maturity.

You should be willing to hold your Notes to maturity. UBS will repay the Principal Amount of your Notes only if you hold your Notes to maturity. If you are able to sell your Notes prior to maturity in the secondary market, you may have to sell them at a loss relative to your initial investment.

Many factors, including United States monetary and fiscal policy, may influence U.S. inflation rates, and could materially and adversely affect the value of the Notes.

The Federal Reserve uses the tools of monetary policy, including conducting open market operations, imposing reserve requirements, permitting depository institutions to hold contractual clearing balances and extending credit through its discount window facility, to alter the federal funds rate, which in turn affects the U.S. money supply, interest rates and rates of inflation. One way that the Federal Reserve might foster price stability and reduce inflation is to raise the target federal funds rate. If the Federal Reserve employs monetary policy to reduce inflation, the level of the CPI may decrease or experience a lower rate of change, which would adversely affect the amount of one or more Interest Payments to you. There can be no assurance that the Federal Reserve’s policies or actions will be effective. For example, in 2009, despite multiple measures taken by the Federal Reserve to provide liquidity to the economy, inflation rates remained extremely low.

Other factors that influence interest rates or inflation rates generally may include fiscal policy which refers to the tax and spending policies of the federal government. Other factors affecting CPI may include sentiment regarding underlying strength in the U.S., European and global economies, expectations regarding the level of price inflation, employment levels, sentiment regarding credit quality in U.S., European and global credit markets, supply and demand of various consumer goods, services and energy resources and the performance of capital markets generally.

Risks Relating to Characteristics of the Consumer Price Index

The CPI Percent Change may not reflect the actual levels of inflation affecting holders of the Notes.

The CPI is just one measure of price inflation in the United States and, therefore, may not reflect the actual levels of inflation affecting holders of the Notes. Further, the per annum Interest Rate for each Interest Period is based on the lagging year-over-year percentage change in the level of the CPI for the one-year period ending three months prior to the month of the relevant Interest Payment Date. Accordingly, an investment in the Notes should not be expected to fully offset any costs of inflation actually experienced by investors during the term of the Notes.

The Consumer Price Index and its method of calculation may change in the future and could adversely affect the value of the Notes.

The CPI is subject to revision by the Bureau of Labor Statistics of the U.S. Department of Labor (“BLS”). For example, the BLS revises the CPI to account significant changes in consumer buying habits or shifts in population distribution or demographics. In addition, the census conducted every 10 years by the U.S. Census Bureau provides information that enables the BLS to reselect a new geographic sample that accurately reflects the current population distribution and other demographic factors. Also, as a matter of policy, the BLS researches statistical methods to apply to the calculation of the CPI. Thus, even between major revisions, further update or revisions to the CPI are made. The amount payable on your Notes and their market value could also be affected if the BLS changes its policies, for example, by changing the manner in which it calculates the CPI level, or if the BLS discontinues or suspends calculation or publication of the CPI level, in which case it may become difficult to determine the market value of your Notes.

If events such as these occur, the Calculation Agent may determine the CPI level, and thus the amount payable on your Notes, in a manner it considers appropriate. We describe the discretion that the Calculation Agent will have in determining a CPI level and the amount payable on your Notes more fully under “Discontinuance or Modification of the CPI”.

You will have no rights against the publishers of the CPI.

You will have no rights against the BLS, the publisher of the CPI, even though the amount you receive on each Interest Payment Date will depend upon the level of the CPI. The BLS is not in any way involved in this offering and has no obligations relating to the Notes or the holders of the Notes.

The historical levels of the CPI are not an indication of the future levels of the CPI.

The historical levels of the CPI are not an indication of the future levels of the CPI during the term of the Notes. In the past, the CPI has experienced periods of volatility and such volatility may occur in the future. Fluctuations and trends in the CPI that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future. Holders of the Notes will receive Interest Payments that will be affected by changes in the CPI. Such changes may be significant. Changes in the CPI are a function of the changes in specified consumer prices over time, which result from the interaction of many factors over which we have no control.

Risks Relating to Liquidity and Secondary Market Price Considerations

There may be no secondary market for the Notes.

The Notes will not be listed or displayed on any securities exchange or any electronic communications network. There can be no assurance that a secondary market for the Notes will develop. UBS Securities LLC and its affiliates intend, but are not required, to make a market in the Notes and may in its absolute and sole discretion and without notice stop making a market at any time. The price, if any, at which you may be able to sell your Notes prior to maturity could be at a substantial discount from the issue price and to their intrinsic value and you may suffer substantial losses as a result.

The market value of the Notes may be influenced by unpredictable factors.

The market value of your Notes may fluctuate between the date you purchase them and the Maturity Date. Several factors, many of which are beyond our control and interrelate in complex and unpredictable ways, will influence the terms and features of your Notes at issuance and the market value of the Notes. Factors that may influence the terms and features of your Notes at issuance and the market value of the Notes include:

➢the volatility of the CPI (i.e., the frequency and magnitude of changes in the level(s) of the CPI over the term of the Notes);

➢the volatility of interest rates in the U.S. and other markets (i.e. the frequency and magnitude of changes in interest rates).

➢interest rates in the U.S. and other markets;

➢the time remaining to the maturity of the Notes;

➢the availability of comparable instruments and supply and demand for the Notes, including inventory positions with UBS Securities LLC or any other market-maker;

➢the creditworthiness of UBS; and

➢geopolitical, economic, financial, political, regulatory, judicial, public health, force majeure or other events that affect inflation and expectations concerning inflation in the United States generally and the CPI specifically.

These factors interrelate in complex and unpredictable ways, and the effect of one factor on the terms and features of your Notes at issuance and the market value of your Notes may offset or enhance the effect of another factor. The value of the Notes prior to maturity may be less than the Principal Amount, and may be significantly different than the amount expected at maturity.

The price at which UBS Securities LLC and its affiliates may offer to buy the Notes in the secondary market (if any) may be greater than UBS’ valuation of the Notes at that time, greater than any other secondary market prices provided by unaffiliated dealers (if any) and, depending on your broker, greater than the valuation provided on your customer account statements

For a limited period of time following the issuance of the Notes, UBS Securities LLC or its affiliates may offer to buy or sell such Notes at a price that exceeds (i) our valuation of the Notes at that time based on our internal pricing models, (ii) any secondary market prices provided by unaffiliated dealers (if any) and (iii) depending on your broker, the valuation provided on customer account statements. The price that UBS Securities LLC may initially offer to buy such Notes following issuance will exceed the valuation of the Notes indicated by our internal pricing models due to the inclusion for a limited period of time of the aggregate value of the underwriting discount, hedging costs, issuance and other costs and theoretical projected trading profit. The portion of such amounts included in our price will decline to zero on a straight line basis over a period ending no later than the date specified under “Supplemental Plan of Distribution (Conflicts of Interest); Secondary Markets (if any).” Thereafter, if UBS Securities LLC or an affiliate makes secondary markets in the Notes, it will do so at prices that reflect our valuation of the Notes determined by reference to our internal pricing models at that time. The temporary positive differential relative to our internal pricing models arises from requests from and arrangements made by UBS Securities LLC with the selling agents of the Notes. As described above, UBS Securities LLC and its affiliates intend, but are not required, to make a market for the Notes and may stop making a market at any time. The price at which UBS Securities LLC or an affiliate may make secondary markets at any time (if at all) will also reflect its then current bid ask spread for similar sized trades of debt securities similar to the Notes. UBS Securities LLC and its affiliates reflect this temporary positive differential on their customer statements. Investors should inquire as to the valuation provided on customer account statements provided by unaffiliated dealers.

We expect that, generally, expectations regarding interest rates will affect the market value of the Notes.

Interest rates have experienced periods of volatility and such volatility may occur in the future. Fluctuations and trends in interest rates that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future. As a holder of the Notes, the amount of interest payable on the Notes will fluctuate and there may be one or more Interest Payment Dates on which no Interest Payment is payable.

Impact of fees on the secondary market price of the Notes.

Generally, the price of the Notes in the secondary market is likely to be lower than the issue price to the public because the issue price to the public includes, and secondary market prices are likely to exclude, the underwriting discount, hedging costs, projected trading profit and any other compensation paid with respect to the Notes. In addition, any such prices may differ from values determined by pricing models used by UBS AG or its affiliates, as a result of dealer discounts, mark-ups or other transactions.

Risks Relating to Hedging Activities and Conflicts of Interest

Potential conflicts of interest.

With regard to your Notes, from time to time, UBS and/or its affiliates may acquire or dispose of long or short positions in listed and/or over-the-counter options, futures, exchange-traded funds or other instruments based on interest rates (as described under in “Use of Proceeds and Hedging” herein) which may adversely affect the market value of, and return on, the Notes. UBS and its affiliates expect to engage in trading activities, relating to the above mentioned instruments that may affect interest rates that are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders’ interest in the Notes and the interests UBS and its affiliates will have in facilitating these transactions. These trading activities, if they influence the levels of prevailing interest rates, could be adverse to the interests of the holders of the Notes.

If CPI is unavailable on any Interest Determination Date, the Interest Payment on the Notes during that Interest Period will be determined using the alternative methods set forth herein. Any of these alternative methods may result in Interest Payments that are lower than or that do not otherwise correlate over time with the Interest Payments that would have been made on the Notes if the CPI had been available in its current form. Any such adjustments or alternative methods of calculating the interest payments on the Notes may have an adverse effect on the value of, and return on, the Notes.

Dealer Incentives

UBS and its affiliates act in various capacities with respect to the Notes. We and our affiliates may act as a principal, agent or dealer in connection with the sale of the Notes. Such affiliates, and any other third party dealers, will derive compensation from the distribution of the Notes and such compensation may serve as an incentive to sell these Notes instead of other investments. We will pay total underwriting compensation in an amount equal to the underwriting discount listed on the cover hereof per Note to any of our affiliates and/or third party dealers acting as agents or dealers in connection with the distribution of the Notes. Given that UBS Securities LLC and its affiliates temporarily maintain a market making premium, it may have the effect of discouraging UBS Securities LLC and its affiliates from recommending sale of your Notes in the secondary market.

Potentially inconsistent research, opinions or recommendations by UBS.

UBS and its affiliates publish research from time to time on financial markets and other matters that may influence the value of the Notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any research, opinions or recommendations expressed by UBS or its affiliates may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Notes.

Risks Relating to General Credit Characteristics

Credit risk of UBS.

The Notes are unsubordinated, unsecured debt obligations of the Issuer, UBS, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including but not limited to any repayment of principal at maturity, depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS may affect the market value of the Notes and, in the event UBS were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes and you could lose all of your investment.

The Notes are not bank deposits.

An investment in the Notes carries risks which are very different from the risk profile of a bank deposit placed with UBS or its affiliates. The Notes have different yield and/or return, liquidity and risk profiles and would not benefit from any protection provided to deposits.

If UBS experiences financial difficulties, FINMA has the power to open restructuring or liquidation proceedings in respect of, and/or impose protective measures in relation to, UBS, which proceedings or measures may have a material adverse effect on the terms and market value of the Notes and/or the ability of UBS to make payments thereunder.

The Swiss Federal Act on Banks and Savings Banks of November 8, 1934, as amended (the “Swiss Banking Act”) grants the Swiss Financial Market Supervisory Authority (“FINMA”) broad powers to take measures and actions in relation to UBS if it concludes that there is justified concern that UBS is over-indebted or has serious liquidity problems or, after expiry of a deadline, UBS fails to fulfill the applicable capital adequacy requirements (whether on a standalone or consolidated basis). If one of these pre-requisites is met, FINMA is authorized to open restructuring proceedings or liquidation (bankruptcy) proceedings in respect of, and/or impose protective measures in relation to, UBS. The Swiss Banking Act grants significant discretion to FINMA in connection with the aforementioned proceedings and measures. In particular, a broad variety of protective measures may be imposed by FINMA, including a bank moratorium or a maturity postponement, which measures may be ordered by FINMA either on a stand-alone basis or in connection with restructuring or liquidation proceedings.

In restructuring proceedings, FINMA, as resolution authority, is competent to approve the restructuring plan. The restructuring plan may, among other things, provide for (a) the transfer of all or a portion of UBS’ assets, debts, other liabilities and contracts (which may or may not include the contractual relationship between UBS and the holders of Notes) to another entity, (b) a stay (for a maximum of two business days) on the termination of contracts to which UBS is a party, and/or the exercise of (w) rights to terminate, (x) netting rights, (y) rights to enforce or dispose of collateral or (z) rights to transfer claims, liabilities or collateral under contracts to which UBS is a party, (c) the partial or full conversion of UBS’ debt and/or other obligations, including its obligations under the Notes, into equity (a “debt-to-equity” swap), and/or (d) the partial or full write-off of obligations owed by UBS (a “write-off”), including its obligations under the Notes. Prior to any debt-to-equity swap or write-off with respect to any Notes, outstanding equity and debt instruments issued by UBS qualifying as additional tier 1 capital or tier 2 capital must be converted or written-down, as applicable, and cancelled. The Swiss Banking Act addresses the order in which a debt-to-equity swap or a write-off of debt instruments (other than debt instruments qualifying as additional tier 1 capital or tier 2 capital) should occur: first, all subordinated obligations not qualifying as regulatory capital; second, debt instruments for loss absorbency in the course of insolvency measures (Schuldinstrumente zur Verlusttragung im Falle von Insolvenzmassnahmen) under the Swiss Ordinance concerning Capital Adequacy and Risk Diversification for Banks and Securities Dealers of June 1, 2012, as amended; third, all other obligations not excluded by law from a debt-to-equity swap or write-off (other than deposits), such as the Notes; and fourth, deposits to the extent in excess of the amount privileged by law. However, given the broad discretion granted to FINMA, any restructuring plan approved by FINMA in connection with restructuring proceedings with respect to UBS could provide that the claims under or in connection with the Notes will be fully or partially converted into equity or written-off, while preserving other obligations of UBS that rank pari passu with UBS’ obligations under the Notes. Consequently, the exercise by FINMA of any of its statutory resolution powers or any suggestion of any such exercise could materially adversely affect the rights of holders of the Notes, the price or value of their investment in the Notes and/or the ability of UBS to satisfy its obligations under the Notes and could lead to holders losing some or all of their investment in the Notes.

Once FINMA has opened restructuring proceedings with respect to UBS, it may consider factors such as the results of operations, financial condition (in particular, the level of indebtedness, potential future losses and/or restructuring costs), liquidity profile and regulatory capital adequacy of UBS and its subsidiaries, or any other factors of its choosing, when determining whether to exercise any of its statutory resolution powers with respect to UBS, including, if it chooses to exercise such powers to order a debt-to- equity swap and/or a write-off, whether to do so in full or in part. The criteria that FINMA may consider in exercising any statutory resolution power provide it with considerable discretion. Therefore, holders of the Notes may not be able to refer to publicly available criteria in order to anticipate a potential exercise of any such power and, consequently, its potential effects on the Notes and/or UBS.

If UBS were to be subject to restructuring proceedings, the creditors whose claims are affected by the restructuring plan would not have a right to vote on, reject, or seek the suspension of the restructuring plan. In addition, if a restructuring plan with respect to UBS has been approved by FINMA, the rights of a creditor to challenge the restructuring plan or have the restructuring plan reviewed by a judicial or administrative process or otherwise (e.g., on the grounds that the plan would unduly prejudice the rights of holders of Notes or otherwise be in violation of the Swiss Banking Act) are very limited. Even if any of UBS’ creditors were to successfully challenge the restructuring plan in court, the court could only require the relevant creditors to be compensated ex post and there is currently no guidance as to on what basis such compensation would be calculated and how it would be funded. Any such challenge (even if successful) would not suspend, or result in the suspension of, the implementation of the restructuring plan.

Hypothetical Interest Rates Based on Historical CONSUMER PRICE INDEX Levels

Provided below are historical levels of the CPI from January 2019 to June 2024. Also provided below are the hypothetical Interest Rates for a hypothetical Interest Period in the calendar months from January 2019 to July 2024 that would have resulted from the lagging year-over-year percentage change in the Consumer Price Index (which we refer to as the CPI Percent Change) plus a Spread of 1.700%, subject to the Minimum Interest Rate. We obtained the historical information included below from Bloomberg, without independent verification.

The historical levels of the CPI should not be taken as an indication of future levels of the CPI, and no assurance can be given as to the level of the CPI for any month. The hypothetical Interest Rates for a hypothetical Interest Period set forth below are intended to illustrate the effect of general trends in the CPI on the amount of interest payable to you on the Notes and assume that the change in the CPI will be measured on a lagging year-over-year basis. However, the CPI may not increase or decrease over the term of the Notes in accordance with any of the trends depicted by the historical information in the table below, and the size and frequency of any fluctuations in the CPI level over the term of the Notes, which we refer to as the volatility of the CPI, may be significantly different than the historical volatility of the CPI. Additionally, for ease of presentation, the hypothetical Interest Rates set forth below have only been calculated to the third decimal point and rounded to the nearest second decimal point, which is different from the rounding convention applicable to the Notes. As a result, the hypothetical Interest Rates depicted in the table below should not be taken as an indication of the actual Interest Rate that will be payable with regard to the Interest Period over the term of the Notes.

	Historical Levels of the CPI					Hypothetical Interest Rates Payable*
	2019	2020	2021	2022	2023	2024	2019	2020	2021	2022	2023	2024
January	251.712	257.971	261.582	281.148	299.170	308.417	4.222%	3.464%	2.882%	7.922%	9.445%	4.941%
February	252.776	258.678	263.014	283.716	300.840	310.326	3.877%	3.751%	2.875%	8.509%	8.810%	4.837%
March	254.202	258.115	264.877	287.504	301.836	312.332	3.610%	3.985%	3.062%	8.736%	8.154%	5.052%
April	255.548	256.389	267.054	289.109	303.363	313.548	3.251%	4.187%	3.100%	9.180%	8.110%	4.791%
May	256.092	256.394	269.195	292.296	304.127	--	3.220%	4.035%	3.376%	9.571%	7.736%	4.853%
June	256.143	257.797	271.696	296.311	305.109	--	3.563%	3.239%	4.320%	10.242%	6.685%	5.177%
July	256.571	259.101	273.003	296.276	305.691	--	3.696%	2.029%	5.860%	9.959%	6.630%	5.057%
August	256.558	259.918	273.567	296.171	307.026	--	3.490%	1.818%	6.693%	10.282%	5.748%	--
September	256.759	260.280	274.310	296.808	307.789	--	3.348%	2.346%	7.091%	10.760%	4.669%	--
October	257.346	260.388	276.589	298.012	307.671	--	3.511%	2.686%	7.065%	10.225%	4.878%	--
November	257.208	260.229	277.948	297.711	307.051	--	3.450%	3.010%	6.951%	9.963%	5.365%	--
December	256.974	260.474	278.802	296.797	306.746	--	3.411%	3.071%	7.090%	9.902%	5.400%	--

* Reflects the hypothetical per annum Interest Rate which is equal to the hypothetical CPI Percent Change determined on the Interest Determination Date for that Interest Period plus a Spread of 1.700%, subject to the Minimum Interest Rate.

Hypothetical Examples of Calculation of the CPI Percent Change and the Interest Rate

The following example illustrates how the CPI Percent Change is calculated for a hypothetical Interest Period based on a hypothetical Interest Determination Date. The hypothetical CPI Rate in the following example is for illustrative purposes only and may not correspond to the actual CPI Rate for the Interest Period applicable to a purchaser of the notes. The numbers appearing in the following examples have been rounded for ease of analysis.

Example 1. On a hypothetical Interest Determination Date occurring in May 2024 and payable on the Interest Payment Date occurring in May 2024, the relevant CPI Percent Change is calculated based on the percent change in the CPI for the one-year period from February 2023 (300.84) to February 2024 (310.326) as follows:

CPI Percent Change = (Final CPI Level - Initial CPI Level) / Initial CPI Level

= (310.326 - 300.840) / 300.840

= 3.153%

Interest Rate (per annum) = CPI Percent Change + Spread, subject to the Minimum Interest Rate

= 3.153% + 1.700%

= 4.853%

In this scenario, the hypothetical per annum Interest Rate applicable to a hypothetical Interest Payment Date occurring in May 2024 is 4.853%.

Example 2. If, using the CPI Percent Change calculation illustrated in Example 1 above, it was determined that the CPI Percent Change for a particular hypothetical Interest Determination Date was -2.000%, then the Interest Rate applicable to the corresponding hypothetical Interest Payment Date would be calculated as follows:

Interest Rate (per annum) = CPI Percent Change + Spread, subject to the Minimum Interest Rate

= -2.000% + 1.700%, subject to the Minimum Interest Rate

= 0.000%

In this scenario, the hypothetical per annum Interest Rate applicable to such hypothetical Interest Payment Date is 0.000%.

Information ABOUT The Consumer Price Index

We have derived all information regarding the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers provided herein, including its composition and method of calculation, from publicly available sources. Such information reflects the policies of, and is subject to change by, the BLS. The BLS is under no obligation to continue to produce, and may discontinue or suspend the production of, the CPI at any time. We have not independently verified any information relating to the CPI.

The “Consumer Price Index” or “CPI” means, for any Interest Determination Date, the non‑seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, published monthly by the Bureau of Labor Statistics of the U.S. Department of Labor (the “BLS”) and reported on Bloomberg ticker “CPURNSA” or any successor service (“Bloomberg CPURNSA”). The BLS publishes CPI data every month. The BLS makes the majority of its CPI data and press releases publicly available immediately at the time of release.

The CPI is a measure of the average change in consumer prices over time in the prices paid by urban consumers for a market basket of consumer goods and services, including food, clothing, shelter, fuels, transportation, doctors’ and dentists’ services, drugs and other goods and services that people buy for day-to-day living. The monthly level of the CPI displays the average change in the prices of consumer goods and services since a “base period”, which currently is the 1982-1984 average. For the purposes of calculating the monthly level of the CPI, the level of the base period is set at 100. The CPI for a particular month is published during the following month.

For example, the level of the CPI in March 2024 was 312.332, which can be interpreted to mean that a representative set of consumer items that cost $100.00 in 1982-1984 would have cost $312.332 in March 2024 (an increase of 212.332%). If the BLS rebases the CPI when the Notes are outstanding, the Calculation Agent will continue to calculate inflation using 1982‑1984 as the base period for so long as the current CPI continues to be published. Any conversion by the BLS to a new base period will not affect the measurement of the percent changes in a given index series from one time period to another, except for rounding differences. Rebasing might affect the published “headline” number often quoted in the financial press, but the Calculation Agent will readjust the inflation calculation for the Notes using the percentage changes of the rebased CPI.

The CPI reflects spending patterns for about 93 percent of the U.S. population, and covers households in all areas of the United States, specifically, all urban households in core-based statistical areas and in urban places of 10,000 inhabitants or more. Not covered are people living in rural nonmetropolitan areas, in farm households, on military installations, in religious communities, and in institutions such as prisons and mental hospitals.

The CPI is subject to revision by the BLS. For example, the BLS revises the CPI to account for significant changes in consumer buying habits or shifts in population distribution or demographics. In addition, the census conducted every 10 years by the U.S. Census Bureau provides information that enables the BLS to reselect a new geographic sample that accurately reflects the current population distribution and other demographic factors. Also, as a matter of policy, the BLS researches statistical methods to apply to the calculation of the CPI. Thus, even between major revisions, further update or revisions to the CPI are made. Similar changes in the future could affect the level of the CPI and alter the interest payable on the Notes.

Calculation of CPI Percent Change

With respect to an Interest Determination Date, the “CPI Percent Change” refers to the change in the level of the CPI calculated as follows:

where:

CPIt-3 = for each Interest Period, the level of the CPI for the calendar month that is three (3) calendar months prior to the relevant Interest Payment Date, as published on Bloomberg CPURNSA;

CPIt-15 = for each Interest Period, the level of the CPI for the calendar month that is fifteen (15) calendar months prior to the month of the relevant Interest Payment Date, as published on Bloomberg CPURNSA.

If the performance of the CPI for a particular month is negative and when added to the Spread equals a negative number, you will not receive an Interest Payment on the corresponding Interest Payment Date. The Interest Payment on any Interest Payment Date will not be less than the Minimum Interest Rate of 0.000% per annum.

Discontinuance or Modification of the CPI

The following procedures will be followed if the CPI cannot be determined as described above:

➢If the CPI is not reported on Bloomberg CPURNSA for a particular month by 3:00 p.m. New York City time on the Interest Determination Date, but has otherwise been published by the BLS, the Calculation Agent will determine the CPI as published by the BLS for that month using any other source as the Calculation Agent deems appropriate.

➢If the CPI is rebased to a different year or period, the base reference period will continue to be the 1982‑1984 base period as long as the 1982‑1984 CPI continues to be published.

➢If the CPI for a particular month is subsequently revised by the BLS, the Calculation Agent will continue to use the CPI initially published by the BLS on the Interest Determination Date.

If, while the Notes are outstanding, the CPI is discontinued or substantially altered, as determined by the Calculation Agent, the applicable substitute index for the Notes will be that chosen by the Secretary of the Treasury for the United States Department of the Treasury’s Inflation-Protected Securities, as described in Appendix B, Section I, Paragraph B.4 of 31 CFR Part 356 of 69 Federal Register, No. 144 (July 28, 2004). If none of those securities are outstanding, the Calculation Agent will determine a substitute index for the Notes in accordance with general market practice at the time. If the Calculation Agent determines at that time that there is no appropriate successor index, or that the level of the CPI is not available for any other reason, the Calculation Agent will determine the level of the CPI by a computation methodology that the Calculation Agent determines will replicate the CPI as closely as reasonably possible under the circumstances.

Historical Information

We obtained the information regarding the historical performance of the CPI below from Bloomberg Professional® service (“Bloomberg”). We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg and have not undertaken an independent review or due diligence of the information. The historical performance of the CPI should not be taken as an indication of its future performance.

The CPI has experienced significant fluctuations. Any historical upward or downward trend during any period shown below is not an indication that the interest payable on the Notes is more or less likely to increase or decrease at any time.

On April 30, 2024, CPI was 313.548. The graph below sets forth the historical performance of the CPI from January 31, 2014 through April 30, 2024. Past performance is not indicative of future performance.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The U.S. federal income tax consequences of your investment in the Notes are summarized below, but we urge you to discuss the tax consequences of your particular situation with your tax advisor. This discussion is based upon the U.S. Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed U.S. Department of the Treasury (the “Treasury”) regulations, rulings and decisions, in each case, as available and in effect as of the date hereof, all of which are subject to change, possible with retroactive effect. Tax consequences under state, local and non-U.S. laws are not addressed herein. No ruling from the U.S. Internal Revenue Service (the “IRS”) has been sought as to the U.S. federal income tax consequences of your investment in the Notes, and the following discussion is not binding on the IRS.

This discussion applies to investors that acquire the Notes upon initial issuance and hold the Notes as capital assets for U.S. federal income tax purposes. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a holder in light of its particular circumstances, including alternative minimum tax consequences and does not address the different tax consequences that apply to holders that are members of a class of holders subject to special rules, such as:

➢a dealer in securities or currencies,

➢a trader in securities that elects to use a mark-to-market method of accounting for its securities holdings,

➢a financial institution or a bank,

➢a regulated investment company, real estate investment trust or a common trust fund,

➢a life insurance company,

➢a tax-exempt organization including an “individual retirement account” or “Roth IRA”, as defined in Section 408 or 408A of the Code, respectively,

➢a person that owns Notes as part of a hedging transaction, straddle, synthetic security, conversion transaction, or other integrated transaction, or enters into a “constructive sale” with respect to the Notes or a “wash sale” with respect to the Notes or any underlying assets,

➢taxpayers subject to special tax accounting rules under Section 451(b) of the Code;

➢a former citizen or resident of the U.S., or

➢a U.S. holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

You should consult your tax advisor concerning the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or non-U.S. jurisdictions.

Except as discussed under “— Non-U.S. Holders” below, this discussion is only applicable to U.S. holders. For purposes of this summary, a U.S. holder is a beneficial owner of a Note that is: (i) a citizen or resident of the U.S., (ii) a domestic corporation or other entity taxable as a corporation, created or organized in or under the laws of the U.S. or any political subdivision thereof, (iii) an estate whose income is subject to U.S. federal income tax regardless of its source, or (iv) a trust if a court within the U.S. is able to exercise primary supervision over its administration, and one or more U.S. persons are authorized to control all substantial decisions of the trust. For purposes of this summary, a “non-U.S. holder” is a beneficial owner of a Note that is: (i) a nonresident alien individual for U.S. federal income tax purposes, (ii) a foreign corporation for U.S. federal income tax purposes; or (iii) an estate or trust whose income is not subject to U.S. federal income tax on a net income basis.

An individual may, subject to certain exceptions, be deemed to be a resident of the U.S. by reason of being present in the U.S. for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year).

If a partnership, or any entity treated as a partnership for U.S. federal income tax purposes, holds the Notes, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the Notes should consult its tax advisor with regard to the U.S. federal income tax treatment of an investment in the Notes.

U.S. Federal Income Tax Treatment

The Notes will be treated as indebtedness for U.S. federal income tax purposes, and the balance of this summary assumes that the Notes are treated as indebtedness for U.S. federal income tax purposes. Pursuant to this treatment, interest on the Notes will be taxable to a U.S. holder as non-U.S.-source ordinary interest income at the time it accrues or is received in accordance with the U.S. holder’s normal method of accounting for tax purposes. Pursuant to the terms of the Notes, you agree to treat the Notes consistent with our treatment for all U.S. federal income tax purposes.

Our special U.S. tax counsel, Cadwalader, Wickersham & Taft LLP, is of the opinion that your Notes will be treated as described above. We do not plan to request a ruling from the IRS regarding the tax treatment of the Notes, and the IRS or a court may not agree with the tax treatment described herein. We urge you to consult your tax advisor as to the tax consequences of your investment in the Notes.

Sale, Exchange, Early Redemption or Maturity of the Notes

Upon the disposition of a Note by sale, exchange, early redemption, maturity or other taxable disposition, a U.S. holder should generally recognize gain or loss equal to the difference between (1) the amount realized on such taxable disposition (other than amounts attributable to accrued but unpaid interest) and (2) the U.S. holder’s adjusted tax basis in the Note. A U.S. holder’s adjusted tax basis in a Note generally will equal the U.S. holder’s cost of acquiring such Note. Assuming a Note is held as a capital asset, such gain or loss will generally constitute capital gain or loss. Capital gain of a noncorporate U.S. holder is generally taxed at preferential rates where the holder has a holding period of greater than one year. The deductibility of a capital losses is subject to limitations.

Medicare Tax on Net Investment Income

U.S. holders that are individuals, estates or certain trusts are subject to an additional 3.8% tax on all or a portion of their “Net Investment Income,” or “Undistributed Net Investment Income” in the case of an estate or trust, which may include any income or gain realized with respect to the Notes, to the extent of their Net Investment Income or Undistributed Net Investment Income (as the case may be) that, when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse),

$125,000 for a married individual filing a separate return or the dollar amount at which the highest tax bracket begins for an estate or trust. The 3.8% Medicare tax is determined in a different manner than the income tax. U.S. holders should consult their tax advisors with respect to the consequences of the 3.8% Medicare tax.

Information Reporting with respect to Foreign Financial Assets

U.S. holders may be subject to reporting obligations with respect to their Notes if they do not hold their Notes in an account maintained by a financial institution and the aggregate value of their Notes and certain other “specified foreign financial assets” (applying certain attribution rules) exceeds an applicable threshold. Significant penalties can apply if a U.S. holder is required to disclose its Notes and fails to do so.

Treasury Regulations Requiring Disclosure of Reportable Transactions

Treasury regulations require U.S. taxpayers to report certain transactions (“Reportable Transactions”) on IRS Form 8886. An investment in the Notes or a sale of the Notes generally should not be treated as a Reportable Transaction under current law, but it is possible that future legislation, regulations or administrative rulings could cause an investment in the Notes or a sale of the Notes to be treated as a Reportable Transaction. Holders should consult with their tax advisors regarding any tax filing and reporting obligations that may apply in connection with acquiring, owning and disposing of Notes.

Backup Withholding and Information Reporting

The proceeds received from a taxable disposition of the Notes will be subject to information reporting unless a holder is an “exempt recipient” and may also be subject to backup withholding at the rate specified in the Code if such holder fails to provide certain identifying information (such as an accurate taxpayer number in the case of a U.S. holder) or meet certain other conditions. A non-U.S. holder that provides a properly executed and fully completed applicable IRS Form W-8, will generally establish an exemption from backup withholding.

Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against U.S. federal income tax liability, provided the required information is furnished to the IRS.

Tax Treatment of Non-U.S. Holders

Subject to “FATCA”, discussed below, if you are a non-U.S. holder you should generally not be subject to U.S. withholding tax with respect to payments or gain realized on your Notes or to generally applicable information reporting and backup withholding requirements with respect to payments or gain realized on your Notes if you comply with certain certification and identification requirements as to your non-U.S. status (by providing us (and/or the applicable withholding agent) with a fully completed and duly executed applicable IRS Form W-8). Gain realized from the taxable disposition of a Note generally should not be subject to U.S. tax unless (i) such gain is effectively connected with a trade or business conducted by the non-U.S. holder in the U.S., (ii) the non-U.S. holder is a non-resident alien individual and is present in the U.S. for more than 182 days in the taxable year of such taxable disposition and certain other conditions are satisfied or (iii) the non-U.S. holder has certain other present or former connections with the U.S.

Foreign Account Tax Compliance Act. The Foreign Account Tax Compliance Act (“FATCA”) was enacted on March 18, 2010, and imposes a 30% U.S. withholding tax on “Withholdable Payments” (i.e., certain U.S.-source payments, including interest (and original issue discount), dividends, other fixed or determinable annual or periodical gain, profits, and income, and on the gross proceeds from a disposition of property of a type which can produce U.S.-source interest or dividends) and “Passthru Payments” (i.e., certain payments attributable to Withholdable Payments) made to certain foreign financial institutions (and certain of their affiliates) unless the payee foreign financial institution agrees (or is required), among other things, to disclose the identity of any U.S. individual with an account of the institution (or the relevant affiliate) and to annually report certain information about such account. FATCA also requires withholding agents making Withholdable Payments to certain foreign entities that do not disclose the name, address, and taxpayer identification number of any substantial U.S. owners (or do not certify that they do not have any substantial U.S. owners) to withhold tax at a rate of 30%. Under certain circumstances, a holder may be eligible for refunds or credits of such taxes.

Pursuant to final and temporary Treasury regulations and other IRS guidance, the withholding and reporting requirements under FATCA will generally apply to certain “Withholdable Payments”, will not apply to gross proceeds on a sale or disposition, and will apply to certain foreign Passthru Payments only to the extent that such payments are made after the date that is two years after final regulations defining the term “Foreign Passthru Payment” are published. If withholding is required, we (or the applicable paying agent) will not be required to pay additional amounts with respect to the amounts so withheld. Foreign financial institutions and non-financial foreign entities located in jurisdictions that have an intergovernmental agreement with the U.S. governing FATCA may be subject to different rules.

Investors should consult their tax advisors about the application of FATCA, in particular if they may be classified as financial institutions (or if they hold their Notes through a foreign entity) under the FATCA rules.

Both U.S. and non-U.S. holders are urged to consult their tax advisors concerning the application of U.S. federal income tax laws to their particular situations, as well as any tax consequences of the purchase, beneficial ownership and disposition of the Notes arising under the laws of any state, local, non-U.S. or other taxing jurisdiction.

USE OF PROCEEDS AND HEDGING

The net proceeds from the offering of the Notes will be used to provide funding for our operations and other general corporate purposes as described in the accompanying prospectus under “Use of Proceeds”. We and/or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the Notes as described below.

In anticipation of the sale of the Notes, we and/or our affiliates expect to enter into hedging transactions involving purchases and sales of interest rate-linked instruments, listed and/or over-the-counter options, futures, exchange-traded funds or other instruments prior to, on or after the applicable pricing date. From time to time, we and/or our affiliates may enter into additional hedging transactions or unwind those we have entered into. Consequently, with regard to your Notes, from time to time, we and/or our affiliates may:

➢acquire or dispose of long or short positions in fixed or floating rate-linked instruments;

➢acquire or dispose of long or short positions in listed or over-the-counter options, futures, exchange-traded funds or other instruments based on interest rates;

➢acquire or dispose of long or short positions in listed or over-the-counter options, futures, exchange-traded funds or other instruments based on indices designed to track the performance of interest rates; or

➢any combination of the above.

We and/or our affiliates may acquire a long or short position in securities similar to the Notes from time to time and may, in our or their sole discretion, hold or resell those securities.

We and/or our affiliates may close out our or their hedge position relating to the Notes during the term of your Notes. That step may involve sales or purchases of the instruments described above. No holder of the Notes will have any rights or interest in our or any affiliates’ hedging activity or any positions we or our affiliates may take in connection with any hedging activity.

The hedging activity discussed above may adversely affect the market value of your Notes from time to time. See the “Risk Factors” herein for a discussion of these adverse effects.

CERTAIN ERISA CONSIDERATIONS

We, UBS Securities LLC and other of our affiliates may each be considered a “party in interest” within the meaning of the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), or a “disqualified person” (within the meaning of Section 4975 of the Code) with respect to an employee benefit plan that is subject to ERISA and/or an individual retirement account, Keogh plan or other plan or account that is subject to Section 4975 of the Code (“Plan”). The purchase of the Notes by a Plan with respect to which UBS Securities LLC or any of our affiliates acts as a fiduciary as defined in Section 3(21) of ERISA and/or Section 4975 of the Code (“Fiduciary”) would constitute a prohibited transaction under ERISA or the Code unless acquired pursuant to and in accordance with an applicable exemption. The purchase of the Notes by a Plan with respect to which UBS Securities LLC or any of our affiliates does not act as a Fiduciary but for which any of the above entities does provide services could also be prohibited, but one or more exemptions may be applicable.

The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for prohibited transactions that may arise from the purchase or holding of the Notes. These exemptions are PTCE 84-14 (for transactions determined by independent qualified professional asset managers), 90-1 (for insurance company pooled separate accounts), 91-38 (for bank collective investment funds), 95-60 (for insurance company general accounts) and 96-23 (for transactions managed by in-house asset managers). Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code also provide an exemption for the purchase and sale of Notes where neither UBS nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of the Plan involved in the transaction and the Plan pays no more and receives no less than “adequate consideration” in connection with the transaction (the “service provider exemption”). Upon purchasing the Notes, a Plan will be deemed to have represented that the acquisition, holding and, to the extent relevant, disposition of the Notes is eligible for relief under PTCE 84-14, PTCE 90-1, PTCE 91-38, PTCE 95-60, PTCE 96-23, the service provider exemption or another applicable exemption and that the purchase, holding and, if applicable, subsequent disposition of the Notes will not constitute or result in a non-exempt prohibited transaction. In addition, any such Plan also will be deemed to have represented that none of us, UBS Securities LLC or any other of our affiliates is a fiduciary in connection with the acquisition, holding and disposition of the Notes, or as a result of the exercise by us or our affiliates of any rights in connection with the Notes.

Any person proposing to acquire any Notes on behalf of a Plan should consult with counsel regarding the applicability of ERISA and Section 4975 of the Code thereto, including but not limited to the prohibited transaction rules and the applicable exemptions.

The discussion above supplements the discussion under “Benefit Plan Investor Considerations” in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST); SECONDARY MARKETS (IF ANY)

We will agree to sell to UBS Securities LLC and UBS Securities LLC will agree to purchase, all of the Notes at the issue price to the public less an underwriting discount of up to the underwriting discount indicated on the cover hereof. UBS Securities LLC intends to resell the Notes to one or more third-party dealers at a discount from the issue price to public of up to the underwriting discount indicated on the cover hereof. Certain of such third-party dealers may resell the Notes to other securities dealers at the issue price to public less an underwriting discount of up to the underwriting discount indicated on the cover hereof. The underwriting discount per Note may be variable and fluctuate depending on market conditions at the time UBS AG establishes its hedge positions on or prior to the pricing date. The total underwriting discount and proceeds to UBS AG, which will be disclosed in the final pricing supplement, will give effect to the average per Note underwriting discount and proceeds to UBS AG, respectively. The issue price for the Notes will generally be $1,000.00, provided that certain unaffiliated registered investment advisers or fee-based advisory accounts may purchase Notes from any placement agent or third-party dealer at a purchase price of at least $985.00 per Note, and any such placement agent or third-party dealer, with respect to such sales, may forgo some or all of the underwriting discount.

Conflicts of Interest

UBS Securities LLC is an affiliate of UBS and, as such, has a “conflict of interest” in this offering within the meaning of Financial Industry Regulatory Authority, Inc. (“FINRA”) Rule 5121. In addition, UBS will receive the net proceeds (excluding the underwriting discount) from the initial public offering of the Notes, thus creating an additional conflict of interest within the meaning of FINRA Rule 5121. Consequently, the offering is being conducted in compliance with the provisions of FINRA Rule 5121. UBS Securities LLC is not permitted to sell Notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

UBS Securities LLC and its affiliates may offer to buy or sell the Notes in the secondary market (if any) at prices greater than UBS’ valuation of the Notes at that time

The value of the Notes at any time will vary based on many factors that cannot be predicted. However, the price (not including UBS Securities LLC’s or any affiliates’ customary bid ask spreads) at which UBS Securities LLC or any affiliate would offer to buy or sell the Notes immediately after the Pricing Date in the secondary market is expected to exceed the valuation of the Notes as determined by reference to our internal pricing models. The amount of the excess will decline to zero on a straight line basis over a period ending no later than 5 months after the Pricing Date, provided that UBS Securities LLC may shorten the period based on various factors, including the magnitude of purchases and other negotiated provisions with selling agents. Notwithstanding the foregoing, UBS Securities LLC and its affiliates intend, but are not required to make a market for the Notes and may stop making a market at any time. For more information about secondary market offers , see “Risk Factors — Risks Relating to Liquidity and Secondary Market Price Considerations — There may be no secondary market for the Notes”, “— The price at which UBS Securities LLC and its affiliates may offer to buy the Notes in the secondary market (if any) may be greater than UBS’ valuation of the Notes at that time, greater than any other secondary market prices provided by unaffiliated dealers (if any) and, depending on your broker, greater than the valuation provided on your customer account statements” and “— Impact of fees on the secondary market price of the Notes” herein.

Prohibition of Sales to EEA & UK Retail Investors

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); (ii) a customer within the meaning of Directive 2002/92/EC, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Directive 2003/71/EC, as amended. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “EU PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the EU PRIIPs Regulation.

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (the “UK”). For these purposes, a retail investor in the UK means a person who is one (or more) of: (i) a retail client as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, subject to amendments made by the Markets in Financial Instruments (Amendment) (EU Exit) Regulations 2018 (SI 2018/1403), as may be amended or superseded from time to time (the “EUWA”); (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (the “FSMA”) and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of UK domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of the Prospectus Regulation as it forms part of domestic law by virtue of the EUWA (“UK Prospectus Regulation”). Consequently, no key information document required by the PRIIPs Regulation as it forms part of UK domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

ADDITIONAL TERMS OF THE NOTES

In this section, references to “holders” mean those who own the Notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Notes registered in street name or in the Notes issued in book-entry form through the Depository Trust Company (“DTC”). Owners of beneficial interests in the Notes should read the section entitled “Legal Ownership and Book-Entry Issuance” in the accompanying prospectus.

Regular Record Dates for Interest

The regular record date relating to a payment on the Notes will be the Business Day prior to the Interest Payment Date.

Redemption Price Upon Optional Tax Redemption

We have the right to redeem your Notes in the circumstances described under “Description of Debt Securities We May Offer — Optional Tax Redemption” in the accompanying prospectus. If we exercise this right with respect to your Notes, the redemption price of the Notes will be determined by the Calculation Agent in a manner reasonably calculated to preserve your and our relative economic position.

Default Amount on Acceleration

If an event of default occurs and the maturity of your Notes is accelerated, we will pay the Default Amount in respect of the principal of your Notes at maturity. We describe the Default Amount below under “— Default Amount”.

For the purpose of determining whether the holders of our Medium-Term Notes, Series B, of which the Notes are a part, are entitled to take any action under the indenture, we will treat the outstanding Principal Amount of the Notes as the outstanding Principal Amount of the series of Notes constituted by that Note. Although the terms of the Notes may differ from those of the other Medium-Term Notes, Series B holders of specified percentages in Principal Amount of all Medium-Term Notes, Series B together in some cases with other series of our debt securities, will be able to take action affecting all the Medium-Term Notes, Series B including the Notes. This action may involve changing some of the terms that apply to the Medium-Term Notes, Series B accelerating the maturity of the Medium-Term Notes, Series B after a default or waiving some of our obligations under the indenture. We discuss these matters in the accompanying prospectus under “Description of Debt Securities We May Offer — Default, Remedies and Waiver of Default” and “— Modification and Waiver of Covenants”.

Default Amount

The “Default Amount” for your Notes on any day will be an amount, in U.S. dollars for the principal of your Notes, equal to the cost of having a Qualified Financial Institution, of the kind and selected as described below, expressly assume all of our payment and other obligations with respect to your Notes as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to your Notes. That cost will equal:

➢the lowest amount that a Qualified Financial Institution would charge to effect this assumption or undertaking; plus

➢the reasonable expenses, including reasonable attorneys’ fees, incurred by the holders of your Notes in preparing any documentation necessary for this assumption or undertaking.

During the Default Quotation Period for your Notes, which we describe below, the holders of your Notes and/or we may request a Qualified Financial Institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest — or, if there is only one, the only — quotation obtained, and as to which notice is so given, during the Default Quotation Period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the Qualified Financial Institution providing the quotation and notify the other party in writing of those grounds within two Business Days after the last day of the Default Quotation Period, in which case that quotation will be disregarded in determining the Default Amount.

Default Quotation Period

The “Default Quotation Period” is the period beginning on the day the Default Amount first becomes due and ending on the third Business Day after that day, unless:

➢no quotation of the kind referred to above is obtained; or

➢every quotation of that kind obtained is objected to within five Business Days after the due date as described above.

If either of these two events occurs, the Default Quotation Period will continue until the third Business Day after the first Business Day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five Business Days after that first Business Day, however, the Default Quotation Period will continue as described in the prior sentence and this sentence.

Qualified Financial Institutions

For the purpose of determining the Default Amount at any time, a “Qualified Financial Institution” means a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

➢A-1 or higher by Standard & Poor’s or any successor, or any other comparable rating then used by that rating agency; or

➢P-1 or higher by Moody’s Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

Manner of Payment

Any payment on your Notes will be made to accounts designated by you or the holder of your Notes and approved by us, or at the office of the trustee in New York City, but only when your Notes are surrendered to the trustee at that office. We may also make any payment in accordance with the applicable procedures of DTC (or any successor depositary).

Role of Calculation Agent

UBS will serve as the calculation agent (the “Calculation Agent”). We may change the Calculation Agent after the Issue Date of the Notes without notice. The Calculation Agent will make all determinations regarding the amounts payable in respect of your Notes at maturity, the level of the CPI, the Maturity Date, Interest Payments and all other determinations or adjustments with respect to the Notes, in its sole discretion. Absent manifest error, all determinations of the Calculation Agent will be final and binding on you and us, without any liability on the part of the Calculation Agent. You will not be entitled to any compensation from us for any loss suffered as a result of any of the above determinations by the Calculation Agent.

Booking Branch

The booking branch is UBS AG London Branch.

Currency of Notes

The specified currency for your Notes will be U.S. dollars.

You should rely only on the information incorporated by reference or provided in this preliminary pricing supplement or the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these Notes in any state where the offer is not permitted. You should not assume that the information in this preliminary pricing supplement is accurate as of any date other than the date on the front of the document.

TABLE OF CONTENTS

Preliminary Pricing Supplement

Additional Information About UBS and the Notes	ii
Investor Considerations	1
Risk Factors	2
United States Federal Income Tax Considerations	5
Use of Proceeds and Hedging	7
Certain ERISA Considerations	8
Supplemental Plan of Distribution (Conflicts of Interest); Secondary Markets (if any)	9
Additional Terms of the Notes	10

Prospectus
Introduction	1
Cautionary Note Regarding Forward-Looking Statements	3
Incorporation of Information About UBS AG	4
Where You Can Find More Information	5
Presentation of Financial Information	6
Limitations on Enforcement of U.S. Laws Against UBS AG, Its Management and Others	6
UBS	6
Swiss Regulatory Powers	9
Use of Proceeds	10
Description of Debt Securities We May Offer	10
Description of Warrants We May Offer	31
Legal Ownership and Book-Entry Issuance	47
Considerations Relating to Indexed Securities	52
Considerations Relating to Floating Rate Securities	55
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	57
U.S. Tax Considerations	59
Tax Considerations Under the Laws of Switzerland	70
Benefit Plan Investor Considerations	72
Plan of Distribution	73
Validity of the Securities	76
Experts	76

$

UBS AG Floating Rate Notes linked to the Consumer Price Index due on or about December 12, 2026

Preliminary Pricing Supplement dated May 31, 2024

(To Prospectus dated May 27, 2022)

UBS Investment Bank

UBS Securities LLC